Exhibit 97

FOOT LOCKER, INC.

INCENTIVE COMPENSATION RECOUPMENT POLICY

(Amended and Restated as of December 1, 2023)

This Incentive Compensation Recoupment Policy (this “Policy”) was adopted by the Human Capital and Compensation Committee (the “Compensation Committee”) of the Board of Directors (the “Board”) of Foot Locker, Inc. (the “Company”) on February 17, 2015, as amended on February 19, 2019 and December 1, 2023. This Policy shall be effective commencing February 1, 2015 (the “Effective Date”) with respect to Incentive Compensation earned or granted on or after the Effective Date.

1.    Accounting Adjustment. In the event that the Compensation Committee determines that an Executive of the Company or any of its subsidiaries or affiliates has engaged in an act of fraud or gross misconduct that causes or contributes to the need for an accounting adjustment to the Company’s financial results, whether or not the adjustment causes the Company to restate its financial results, the Compensation Committee shall (a) require the Executive to repay all or a portion of any Incentive Compensation paid or awarded to the Executive for the relevant fiscal year or performance period in which the fraud or gross misconduct occurred, and (b) cancel all or a portion of any unvested Incentive Compensation awarded to the Executive for the relevant fiscal year or performance period in which the fraud or gross misconduct occurred. The portion of Incentive Compensation to be recouped shall be equal to the Incentive Compensation that would not have been paid after giving effect to the accounting adjustment.

2.    Legal and Compliance Violations. In the event the Compensation Committee determines that an Executive committed a significant legal or compliance violation in connection with the Executive’s employment, including a violation of the Company’s policies or Code of Business Conduct, the Company may, within three years following payment or vesting of the incentive compensation, and at the direction of the Compensation Committee, seek recovery of all or a portion of the incentive compensation awarded to the Executive for the fiscal year or performance period in which the violation occurred. In addition, the Company may, at the direction of the Compensation Committee, determine that any unpaid or unvested incentive compensation has not been earned and must be forfeited. The Company may seek recovery of incentive compensation for a legal or compliance violation even if the Executive’s misconduct did not result in an award or payment greater than would have been awarded absent the misconduct.

3.    For purposes of this Policy:

(a)

“Incentive Compensation” shall mean any annual and long-term incentive compensation paid in cash or equity (whether paid on a current or deferred basis) and other performance-based equity awards beginning with the Effective Date.

(b)

“Executive” shall mean each executive officer, corporate officer, other non-leveled executives, Levels 11 and 12 executives, and any other executives who report directly to the Chief Executive Officer or Chief Financial Officer. Both current and former Executives are subject to the Policy in accordance with its terms. This Policy shall be binding and enforceable with respect to all Executives (beginning at such time as the Executive began to serve as an Executive) and their heirs, executors, administrators, or other legal representatives.

4.    Supplemental Executive Officer Recoupment Policy. Each person who is or becomes an “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act, will be subject to the Supplemental Executive Officer Recoupment Policy (the “Supplemental Policy”), attached hereto as Exhibit A. To the extent that compensatory payments are also subject to recoupment as Erroneously-Awarded Compensation (as defined in the Supplemental Policy) as provided by the Supplemental Policy, only the Supplemental Policy shall apply.

5.    Notwithstanding anything herein to the contrary, the Compensation Committee may not seek recovery of any amount of Incentive Compensation by reducing any future amount that is payable and/or to be provided to the Executive and that is considered “non-qualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance promulgated thereunder.

6.    Application of this Policy does not preclude the Company from taking any other action with regard to the Executive as a result of the Executive’s commission of such act of fraud, gross misconduct, or significant legal or compliance violation, including termination of employment or institution of civil or criminal proceedings. Any right of recoupment under this Policy is in addition to, and is not in lieu of, any other remedy or right of recoupment that may be available to the Company.

7.    This Policy shall be administered and interpreted by the Compensation Committee. The Compensation Committee shall have the authority in its sole discretion to administer and make all determinations under the Policy, including, without limitation, the manner it determines to enforce this Policy, and to exercise all the powers and authorities either specifically granted to it under the Policy or necessary or advisable in the administration of the Policy.

8.    It shall be the responsibility of the General Counsel of the Company to review with the Compensation Committee any instances of fraud or gross misconduct engaged in by an Executive that causes or contributes to the need for an accounting adjustment to the Company’s financial results.

9.    The Board or the Compensation Committee may amend this Policy from time to time in its sole discretion and may terminate this Policy at any time for any reason in its sole discretion.

10.    This Policy shall be binding and enforceable with respect to all Executives and their heirs, executors, administrators, or other legal representatives.

EXHIBIT A

FOOT LOCKER, INC.

SUPPLEMENTAL EXECUTIVE OFFICER RECOUPMENT POLICY

The Board of Directors (the “Board”) of Foot Locker, Inc. (the “Company”) believes that it is appropriate for the Company to adopt this Supplemental Executive Officer Recoupment Policy (the “Supplemental Policy”) to be applied to the Executive Officers of the Company as part of the Foot Locker, Inc. Incentive Compensation Recoupment Policy and adopts this Supplemental Policy to be effective as of the Effective Date, as defined below.

1.    Definitions. For purposes of this Supplemental Policy, the following definitions shall apply:

(a)	“Committee” means the Human Capital and Compensation Committee of the Board.

(b)	“Company Group” means the Company and each of its Subsidiaries, as applicable.

(c)

“Covered Compensation” means any Incentive-Based Compensation granted, vested, or paid to a person who served as an Executive Officer at any time during the performance period for the Incentive-Based Compensation and that was Received (i) on or after the effective date of the NYSE listing standard, (ii) after the person became an Executive Officer, and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.

(d)	“Effective Date” means October 2, 2023.

(e)

“Erroneously-Awarded Compensation” means the amount of Covered Compensation granted, vested, or paid to a person during the fiscal period when the applicable Financial Reporting Measure relating to such Covered Compensation was attained that exceeds the amount of Covered Compensation that otherwise would have been granted, vested, or paid to the person had such amount been determined based on the applicable Restatement, computed without regard to any taxes paid (i.e., on a pre-tax basis). For Covered Compensation based on stock price or total shareholder return, where the amount of Erroneously-Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Committee will determine the amount of such Covered Compensation that constitutes Erroneously-Awarded Compensation, if any, based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Covered Compensation was granted, vested, or paid and the Committee shall maintain documentation of such determination and provide such documentation to the NYSE.

(f)	“Exchange Act” means the Securities Exchange Act of 1934.

(g)

“Executive Officer” means each “officer” of the Company as defined under Rule 16a-1(f) under Section 16 of the Exchange Act, which shall be deemed to include any individuals identified by the Company as executive officers pursuant to Item 401(b) of Regulation S-K under the Exchange Act. Both current and former Executive Officers are subject to the Supplemental Policy in accordance with its terms.

(h)

“Financial Reporting Measure” means (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures and may consist of GAAP or non-GAAP financial measures (as defined under Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Exchange Act), (ii) stock price, or (iii) total shareholder return. Financial Reporting Measures may or may not be filed with the SEC and may be presented outside the Company’s financial statements, such as in Managements’ Discussion and Analysis of Financial Conditions and Result of Operations or in the performance graph required under Item 201(e) of Regulation S-K under the Exchange Act.

(i)	“Home Country” means the Company’s jurisdiction of incorporation.

(j)	“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(k)

“Lookback Period” means the three completed fiscal years (plus any transition period of less than nine months that is within or immediately following the three completed fiscal years and that results from a change in the Company’s fiscal year) immediately preceding the date on which the Company is required to prepare a Restatement for a given reporting period, with such date being the earlier of: (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement. Recovery of any Erroneously-Awarded Compensation under the Supplemental Policy is not dependent on if or when the Restatement is actually filed.

(l)	“NYSE” means the New York Stock Exchange.

(m)

“Received”: Incentive-Based Compensation is deemed “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in or otherwise relating to the Incentive-Based Compensation award is attained, even if the grant, vesting or payment of the Incentive-Based Compensation occurs after the end of that period.

(n)

“Restatement” means a required accounting restatement of any Company financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including (i) to correct an error in previously-issued financial statements that is material to the previously-issued financial statements (commonly referred to as a “Big R” restatement), or (ii) to correct an error in previously-issued financial statements that is not material to the previously-issued financial statements but that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement). Changes to the Company’s financial statements that do not represent error corrections under the then-current relevant accounting standards will not constitute Restatements. Recovery of any Erroneously-Awarded Compensation under the Supplemental Policy is not dependent on fraud or misconduct by any person in connection with the Restatement.

(o)	“SEC” means the U.S. Securities and Exchange Commission.

(p)

“Subsidiary” means any domestic or foreign corporation, partnership, association, joint stock company, joint venture, trust, or unincorporated organization “affiliated” with the Company, that is, directly or indirectly, through one or more intermediaries, “controlling,” “controlled by,” or “under common control with,” the Company. “Control” for this purpose means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, contract, or otherwise.

2.	Recoupment of Erroneously-Awarded Compensation.

In the event of a Restatement, any Erroneously-Awarded Compensation Received during the Lookback Period prior to the Restatement (a) that is then-outstanding but has not yet been paid shall be automatically and immediately forfeited, and (b) that has been paid to any person shall be subject to reasonably prompt repayment to the Company Group in accordance with Section 3 of this Supplemental Policy. The Committee must pursue (and shall not have the discretion to waive) the forfeiture and/or repayment of such Erroneously-Awarded Compensation in accordance with Section 3 of this Supplemental Policy, except as provided below.

Notwithstanding the foregoing, the Committee (or, if the Committee is not a committee of the Board responsible for the Company’s executive compensation decisions and composed entirely of independent directors, a majority of the independent directors serving on the Board) may determine not to pursue the forfeiture and/or recovery of Erroneously-Awarded Compensation from any person if the Committee determines that such forfeiture and/or recovery would be impracticable due to any of the following circumstances: (i) the direct expense paid to a third party (for example, reasonable legal expenses and consulting fees) to assist in enforcing the Supplemental Policy would exceed the amount to be recovered (following reasonable attempts by the Company Group to recover such Erroneously-Awarded Compensation, the documentation of such attempts, and the provision of such documentation to the NYSE), (ii) pursuing such recovery would violate the Company’s Home Country laws adopted prior to November 28, 2022 (provided that the Company obtains an opinion of Home Country counsel acceptable to the NYSE that recovery would result in such a violation and provides such opinion to the NYSE), or (iii) recovery would likely cause any otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of Company Group, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

3.    Means of Repayment. In the event that the Committee determines that any person shall repay any Erroneously-Awarded Compensation, the Committee shall provide written notice to such person by email or certified mail to the physical address on file with the Company Group for such person, and the person shall satisfy such repayment in a manner and on such terms as required by the Committee, and the Company Group shall be entitled to set off the repayment amount against any amount owed to the person by the Company Group, to require the forfeiture of any award granted by the Company Group to the person, or to take any and all necessary actions to reasonably promptly recoup the repayment amount from the person, in each case, to the fullest extent permitted under applicable law, including without limitation, Section 409A of the Internal Revenue Code and the regulations and guidance thereunder. If the Committee does not specify a repayment timing in the written notice described above, the applicable person shall be required to repay the Erroneously-Awarded Compensation to the Company Group by wire, cash, or cashier’s check no later than ninety (90) days after receipt of such notice.

4.    No Indemnification. No person shall be indemnified, insured, or reimbursed by the Company Group in respect of any loss of compensation by such person in accordance with this Supplemental Policy, nor shall any person receive any advancement of expenses for disputes related to any loss of compensation by such person in accordance with this Supplemental Policy, and no person shall be paid or reimbursed by the Company Group for any premiums paid by such person for any third-party insurance policy covering potential recovery obligations under this Supplemental Policy. For this purpose, “indemnification” includes any modification to current compensation arrangements or other means that would amount to de facto indemnification (for example, providing the person a new cash award which would be cancelled to affect the recovery of any Erroneously-Awarded Compensation). In no event shall the Company Group be required to award any person an additional payment if any Restatement would result in a higher incentive compensation payment.

5.	Miscellaneous.

This Supplemental Policy generally will be administered and interpreted by the Committee. Any determination by the Committee with respect to this Supplemental Policy shall be final, conclusive, and binding on all interested parties. Any discretionary determinations of the Committee under this Supplemental Policy, if any, need not be uniform with respect to all persons, and may be made selectively amongst persons, whether or not such persons are similarly situated.

This Supplemental Policy is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, as it may be amended from time to time, and any related rules or regulations promulgated by the SEC or the NYSE, including any additional or new requirements that become effective after the Effective Date, which upon effectiveness shall be deemed to automatically amend this Supplemental Policy to the extent necessary to comply with such additional or new requirements.

The provisions in this Supplemental Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Supplemental Policy is found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Supplemental Policy shall not affect the validity or enforceability of any other provision of this Supplemental Policy. Recoupment of Erroneously-Awarded Compensation under this Supplemental Policy is not dependent upon the Company Group satisfying any conditions in this Supplemental Policy, including any requirements to provide applicable documentation to the NYSE.

The rights of the Company Group under this Supplemental Policy to seek forfeiture or reimbursement are in addition to, and not in lieu of, any rights of recoupment, or remedies or rights other than recoupment, that may be available to the Company Group pursuant to the terms of any law, government regulation or stock exchange listing requirement or any other policy, code of conduct, employee handbook, employment agreement, equity award agreement, or other plan or agreement of the Company Group.

6.    Amendment and Termination. To the extent permitted by, and in a manner consistent with applicable law, including SEC and NYSE rules, the Committee may terminate, suspend, or amend this Supplemental Policy at any time in its discretion.

7.    Successors. This Supplemental Policy shall be binding and enforceable against all persons and their respective beneficiaries, heirs, executors, administrators, or other legal representatives with respect to any Covered Compensation granted, vested, or paid to or administered by such persons or entities.